PROSPECTUS SUPPLEMENT                           FILED PURSUANT TO RULE 424(B)(3)
TO PROSPECTUS DATED NOVEMBER 2, 2001                       FILE NUMBER 333-72268


                         CALYPTE BIOMEDICAL CORPORATION

                         951,571 SHARES OF COMMON STOCK

     You should read this prospectus supplement and the related prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

     On December 5, 2002, we issued a draw down notice to Townsbury Investments Limited ("TIL") in connection with the common stock purchase agreement dated August 23, 2001 evidencing a standby equity-based credit facility between us and TIL. This notice required that TIL purchase up to $70,000 of our common stock pursuant to a pricing formula in the stock purchase agreement. The settlement period began on December 5, 2002, ended on December 9, 2002, and settled on December 12, 2002. At the final settlement date on December 12, 2002, TIL purchased a total of 951,571 shares of our common stock at an average purchase price of $0.0736 per share, resulting in proceeds of $65,500 net of brokerage and escrow fees. Of these proceeds, $32,750 was used to repay a portion of the 10% Convertible Promissory Note held by BNC Bach International Ltd. pursuant to the terms of that note. Ladenburg Thalmann & Co. received $3,500 in brokerage fees and the escrow agent received $1,000 in escrow fees in connection with this draw down.

     The attached prospectus relates to the resale of shares acquired by TIL pursuant to the stock purchase agreement. Because TIL may sell some or all of these shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, we cannot estimate the actual amount of shares that they will hold after the completion of the offering.

     We will not receive any of the proceeds from this sale of shares by TIL. However, we did receive the sale price of common stock sold to TIL. We expect to use the proceeds of this sale of common stock for general corporate purposes. At the conclusion of this draw down, we have sold all but approximately 19,000 of the shares that we have registered for sale to TIL under the equity line. We do not currently have plans to register additional shares. Cumulatively, we have sold 25,673,289 shares of our common stock to TIL at an average price of $0.131 per share and have received proceeds totaling $3,176,000 after deducting brokerage and escrow fees.

     This Prospectus Supplement is incorporated by reference into the Prospectus, and all terms used herein shall have the meaning assigned to them in the Prospectus. See "Risk Factors" beginning on page 4 of the accompanying prospectus and on page 37 of our annual report on Form 10-K/A for the year ended December 31, 2001, which is being delivered to you with the accompanying prospectus, for a description of certain factors that should be considered by prospective Investors.

     These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is December 13, 2002.